As filed with the Securities and Exchange Commission on May 29, 2020

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________________________

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(4)

of the Securities Exchange Act of 1934

(Final Amendment)

Morgan Creek Global Equity Long/Short Institutional Fund

(Name of Subject Company (Issuer))

Morgan Creek Global Equity Long/Short Institutional Fund

(Name of Filing Persons (Offeror and Issuer))

Shares of Beneficial Interest

(Title of Class of Securities)

61732N 106

(CUSIP Number of Class of Securities)

Mark Vannoy

Morgan Creek Capital Management, LLC

301 West Barbee Chapel Road

Chapel Hill, North Carolina 27517

(919) 933-4004

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Bibb L. Strench, Esquire

Thompson Hine LLP

1919 M Street, N.W.

Washington, D.C. 20036

(202) 331-8800

Calculation of Filing Fee

Transaction Value: $1,853,428(a)	Amount of Filing Fee: $240.57(b)
(a) Calculated as the aggregate maximum value of Shares being purchased.	(b) Pursuant to Fee Rate Advisory #1 for Fiscal Year 2020, the filing fee is calculated as the transaction valuation multiplied by0.0001298.

[X]	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of the filing.
	Amount Previously Paid:	$572.28
	Form or Registration No.:	005-86507
	Filing Party:	Morgan Creek Global Equity Long/Short Institutional Fund
	Date Filed:	November 27, 2019
[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates
[ ]	Third-party tender offer subject to Rule 14d-1.
[X]	Issuer tender offer subject to Rule 13e-4
[ ]	Going-private transaction subject to Rule 13e-3
[ ]	Amendment to Schedule 13D under Rule 13d-2

[X]	Check the following box if the filing is a final amendment reporting the results of the tender offer.

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on November 27, 2019 by Morgan Creek Global Equity Long/Short Institutional Fund (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase shares of beneficial interest in the Fund (“Shares”) or portions thereof from the shareholders of the Fund (the “Shareholders”) in an aggregate amount of up to 15% of the Fund’s Shares outstanding as of March 31, 2020 on the terms and subject to the conditions set out in the Offer to Purchase Shares of Beneficial Interest and the related Letter of Transmittal. Copies of the Offer to Purchase Shares of Beneficial Interest and the Letter of Transmittal were previously filed with the Statement on November 27, 2019.

This is the final amendment to the Statement and it is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	Shareholders who desired to tender their Shares, or a portion thereof, for purchase were required to submit their tenders by 12:00 midnight, Eastern Standard Time, on December 27, 2019.

2.	As of December 27, 2019, five (5) Shareholders validly tendered Shares, and did not withdraw said tender prior to the expiration of the Offer. The validly tendered Shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

3.	The net asset value of the Shares tendered pursuant to the Offer was calculated as of March 31, 2020 in the amount of $1,853,428.

4.	The payment of the purchase price of the Shares or portions of Shares tendered was made in accordance with the terms of the Offer to the five Shareholders whose tender was accepted by the Fund. The Shareholders whose partial tender was accepted for purchase by the Fund received a cash payment equal to 100% of the partial tender on or before May 7, 2020. The Shareholders whose full tender was accepted for purchase by the Fund received a cash payment equal to 95% of the full tender on or before May 7, 2020. Such payments were wired to the accounts designated by the Shareholder in the Letter of Transmittal. The final payment will be made after the completion of the audit of the financial statements of the Fund for the fiscal year ending March 31, 2021, which is expected at the end of May 2021.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this final amendment is true, complete and correct.

Morgan Creek Global Equity Long/Short Institutional Fund

By:	/s/ Mark B. Vannoy
Name:	Mark B. Vannoy
Title:	Treasurer

Dated:	May 29, 2020